UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: June 20, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding Appointment of Allen Ma to RDA Microelectronics’ Board of Directors

Exhibit 99.1

RDA Microelectronics Appoints Allen Ma to Board of Directors

SHANGHAI, China, May 21, 2012 (GLOBE NEWSWIRE) — RDA Microelectronics (Nasdaq:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications, today announced that Mr. Kam-sing “Allen” Ma has been appointed to RDA’s Board of Directors as an independent director. Mr. Ma will serve as chairman of the compensation committee and a member of the audit committee.

Mr. Ma currently serves as an independent non-executive member of the Board of Directors of SUNeVision Holdings, Ltd, a Hong Kong GEM-listed company. Prior to his retirement in 2009, he served as the President of Asia Pacific at British Telecom plc and previously Vice President, Asia, of the Network Infrastructure Division of Motorola, Inc. In addition, Mr. Ma served multiple roles at Hong Kong Telecommunications Limited and its subsidiaries, including Executive Director and Chief Executive Officer, until its merger with PCCW Limited in 2000. Mr. Ma holds a Master’s degree in Business Administration from the University of Toronto. He is a fellow member of the Chartered Institute of Management Accountants, United Kingdom, and the Association of Chartered Certified Accountants, United Kingdom. He is also a member of the Certified Management Accountants, Canada.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, baseband, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com